SEI Investments Distribution Co.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018

(in thousands of dollars, except share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2018	1,000	$ 1	$ 20,309	$ 9,742	$ 30,052
Net income	—	—	—	28,404	28,404
Dividend	—	—	—	(22,000)	(22,000)
Balance, December 31, 2018	1,000	$ 1	$ 20,309	$ 16,146	$ 36,456

The accompanying notes are an integral part of these financial statements.